Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are referred to the SENS announcements published on November 8, 2018, November 15, 2018 and November 19, 2018 wherein shareholders were advised that Gert Pretorius had exercised 1 100 000 share options under the MiX Telematics Group Executive Incentive Scheme and that the intention was to sell 748 000 of these shares to cover primarily the strike price and resultant tax implications of the transactions. The trade below brings this transaction to a conclusion. Gert Pretorius has increased his shareholding in MiX Telematics by 352 000 ordinary shares, bringing his total shareholding to 689 854.

Shareholders are accordingly advised of the following information relating to the dealings in securities by Gert Pretorius:

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	November 19, 2018
Class of securities:	Ordinary shares
Number of securities	341 500
Price per security:	R10.20
Total value:	R3 483 300.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

November 21, 2018

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